Newell Rubbermaid Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014
This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (referred to herein generally as “3TG” or “conflict minerals”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, the Conflict Minerals Report (the “CMR”), to the SEC that includes a description of those due diligence measures.

1.	Company Overview

Newell Rubbermaid Inc. (the “Company”) is a global marketer of consumer and commercial products that help people get more out of life every day, where they live, learn, work and play. The Company’s products are marketed under a strong portfolio of leading brands, including Sharpie®, Paper Mate®, Parker®, Waterman®, Dymo®, Rubbermaid®, Contigo®, Levolor®, Goody®, Calphalon®, Irwin®, Lenox®, Rubbermaid Commercial Products®, Graco®, Baby Jogger® and Aprica®.

The Company’s five business segments and the key brands included in each segment are as follows:

Segment	Key Brands	Description of Primary Product Categories
Writing	Sharpie®, Paper Mate®, Expo®, Parker®, Waterman®, Dymo® Office	Writing instruments, including markers and highlighters, pens and pencils; art products; fine writing instruments; labeling solutions
Home Solutions	Rubbermaid®, Contigo®,Calphalon®, Levolor®, Goody®	Indoor/outdoor organization, food storage and home storage products; durable beverage containers; gourmet cookware, bakeware and cutlery; window treatments; hair care accessories
Tools	Irwin®, Lenox®, Dymo® Industrial, hilmorTM	Hand tools and power tool accessories; industrial bandsaw blades; tools for HVAC systems; label makers and printers for industrial use
Commercial Products	Rubbermaid Commercial Products®, Rubbermaid® Healthcare	Cleaning and refuse products, hygiene systems, material handling solutions; medical and computer carts and wall-mounted workstations
Baby & Parenting	Graco®, Baby Jogger®, Aprica®, Teutonia®	Infant and juvenile products such as car seats, strollers, highchairs and playards

Supply Chain

Due to the breadth of the Company’s products and global reach of its business, the Company has a complex supply chain that includes over 2800 direct suppliers, with approximately 55% of the Company’s spend outside of the United States. Its supply chain is managed by a global procurement team consisting of approximately 165 employees who oversee local and regional sourcing and supplier arrangements. Other key factors that increase the complexity of the Company’s efforts include the following:

•
A significant portion of the Company’s suppliers are located in Asia, and most are still in the process of understanding and addressing the implications of the conflict minerals regulatory scheme. In addition, relatively few of the Company’s suppliers are registrants with the SEC. As a result, the Company found it necessary to provide its suppliers with a conflict minerals training program in order to develop their understanding of the topic.

•
Due to the nature of the Company’s products, the Company’s direct suppliers tend to be several tiers removed from the smelters processing the 3TG that may be present in the Company’s products. This necessitates a significant portion of the Company’s suppliers to engage in their own extensive due diligence efforts.

•
In many instances, the Company may be the only entity requesting conflict minerals information from a supplier. In these cases, despite the Company’s efforts, the supplier may view responding to requests as a lower priority, and as a result it may take additional time to provide the Company with the information needed in connection with its conflict minerals compliance efforts.

•
The Company is increasingly relying on third-party manufacturers as a source for finished goods and component parts of manufactured items. To the extent such goods contain 3TG, the Company must place additional reliance on its third-party manufacturers to assist in the collection of the information necessary to comply with the requirements regarding the use of conflict minerals. Such third-party manufacturers, which are typically located in Asia, may lack the infrastructure, resources, and knowledge to facilitate a conflict minerals compliance effort and will require additional assistance from the Company and/or others in order to do so. In some cases, third-party manufacturers may assert that such information is proprietary.

The complexities described above have increased the difficulty of the Company’s efforts to identify the existence, and potential sources, of 3TG in its products. In light of these challenges, the Company engaged a global professional services firm to assist in the development, design, and implementation of its conflict minerals compliance program. It has also diligently worked with its suppliers and third-party manufacturers to collect the information necessary to support its compliance program and this report.

Conflict Minerals Policy
The Company has adopted a conflict minerals policy which is publicly available on its website at http://www.newellrubbermaid.com/OurCompany/DoBusinessWithUs/ForOurSuppliers/Pages/BusinessEthics.aspx#Minerals.

2.    Reasonable Country of Origin Inquiry

This Section describes the Company’s Reasonable Country of Origin Inquiry (RCOI) for 3TG as required by the Rule.

Section 1 above provides a description of the types of products sold by the Company. As a preliminary step to the Company’s RCOI, the Company assessed which of these products contain 3TG, and which products containing 3TG fall within the scope of the Rule and would thus be included in the RCOI (the “Scoping Assessment”). The Company conducted detailed analyses of its products’ bills of materials and other available information on product composition to determine the 3TG content of its products. As a result of the Scoping Assessment, the Company determined that many of its products in the “Description of Primary Product Categories” set forth in the table above contain 3TG.

The Company then worked to link the 3TG components of the covered products to the suppliers of those components in order to identify suppliers that should be included in the RCOI process. For 2014, direct suppliers representing 100% of the Company’s total in-scope direct materials expenditures for 2013 were covered (“targeted suppliers”). This marks an improvement over 2013’s inquiry, with respect to which the Company focused on direct suppliers representing 90% of the Company’s total direct materials expenditures for 2012 and a minimum of 80% of each business segment’s total direct materials expenditures for 2012. The Conflict Minerals Policy includes the Company’s expectation that its suppliers provide information related to country of origin.

The Company developed a Conflict Minerals Reporting Tool (“CMRT”) to facilitate its RCOI with targeted suppliers. The CMRT is a tailored version of the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template Version 3.01. The Company utilized the services of a third party technology and services provider to issue the CMRT and to collect and track supplier responses thereto. To facilitate suppliers’ responses, the Company developed a web-based conflict minerals training program to educate targeted suppliers. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes. The Company requested each targeted supplier to participate in the training program; 100% of suppliers who provided a response to the CMRT participated in the training program.

For 2014, the Company’s inquiry included 860 more targeted suppliers than did its 2013 inquiry, and 578 out of 1196 targeted suppliers, or 48%, submitted a complete response to the CMRT. This completion rate represents an improvement over 2013, when 146 out of 336 targeted suppliers, or 43%, submitted a complete response to the CMRT. In addition, completed responses from targeted suppliers for 2014 accounted for $1.05 billion, or 71%, of the Company’s total direct in-scope expenditures, as compared to $763 million, or 55%, for 2013. If a targeted supplier did not provide a response to the CMRT, the Company made follow up requests to individual suppliers pursuant to an escalation process. Received supplier responses were reviewed for completeness and internal consistency. Supplier responses were also evaluated using a system of both automated and manual red flags; the Company conducted follow up with suppliers based on these red flags. Overall, responses were assigned a rating of low, medium, or high risk based on the contents and completeness of the response as well as the likelihood the supplier may be sourcing from the covered countries.

As a result of the Company’s RCOI, the Company has reason to believe that some suppliers in its supply chain of in-scope products or components of such products may be sourcing 3TG from Covered Countries. However, the Company was unable to determine the specific source of the 3TG due to insufficient information. Additionally, some suppliers have claimed the 3TG in their products comes from recycled or scrap sources, but they have not provided sufficient evidence to support their claim. Accordingly, the Company undertook the due diligence process described below.

3.    Design of Due Diligence Framework

The Company’s due diligence framework is based upon the framework set forth in the Organisation for Economic Co-operation and Development (OECD)’s 2013 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, and the related Supplements for gold and for tin, tantalum and tungsten (collectively referred to herein as OECD Guidance).

4.    Due Diligence Performed

The Company’s due diligence activities are described below.

4.1.    Management Controls

The Company has established the following management controls as part of its conflict minerals program.

◦
The Company has adopted a Conflict Minerals Policy, which is publicly available on its website at http://www.newellrubbermaid.com/OurCompany/DoBusinessWithUs/ForOurSuppliers/Pages/BusinessEthics.aspx#Minerals.

◦
In 2013, the Company created an internal conflict minerals steering committee comprised of subject-matter experts from relevant functional areas within the Company including legal, supply chain, information technology, and internal audit, as well as executive-level representatives from the legal and supply chain functions. The steering committee was responsible for designing and implementing the Company’s conflict minerals compliance strategy. The ongoing conflict minerals compliance program is supported by compliance personnel in the Company’s sourcing function. The steering committee is periodically briefed on developments with respect to the program, including the results of the Company’s due diligence efforts.

◦
The Company has developed a web-based conflict minerals training program to educate employees performing legal, supply chain, information technology, research and development, sales, and customer service functions within the Company. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes.

◦
The Company has developed a web-based conflict minerals training program to educate its suppliers. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes. The Company requested each targeted supplier to participate in the training program. 100% of suppliers who provided a response to the CMRT participated in the training program.

4.2.    Risk Identification

The Company has established and implemented the following program elements for identifying and assessing risk as part of its conflict minerals program.

◦	The Company surveys suppliers annually about the potential use and origin of conflict minerals in their respective supply chains, including smelter information and chain of custody information.

◦
The Company assesses survey responses using defined and documented red flags to identify sourcing and supplier risks. Supplier responses are reviewed for red flags against the risk assessment framework, and follow up, due diligence, and risk mitigation are completed as necessary. The Company also conducts smelter due diligence using defined and documented steps, which include comparing supplier-disclosed smelters against the CFSI’s Compliant Smelter List to confirm their existence and to determine whether they are certified as conflict-free.

4.3.    Risk Mitigation

The Company has developed and adopted a risk mitigation plan that includes the following elements.

◦	The Company communicates with suppliers who do not satisfy the Company’s due diligence requests and encourages them to provide complete and accurate responses.

◦
The Company reviews responses for changes in circumstances or information and reevaluates the need for, and conducts where warranted, a reevaluation of necessary follow up, due diligence, and/or risk mitigation activities.

4.4.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company relies upon the smelter audit results published by the Conflict-Free Sourcing Initiative (CFSI), the London Bullion Market Association (LBMA), and the Responsible Jewellery Council (RJC).

4.5.    Report on supply chain due diligence

The Company has filed this Report with the SEC.

5.    Other Required Disclosures

5.1.    Efforts to determine the mine or location of origin

The due diligence described in Section 4 of this Report represents the Company’s efforts to identify country and mine of origin.

5.2.    Description of facilities used to process Conflict Minerals, if known

The Company requested smelter information, if known, from each targeted supplier, most of which do not source directly from smelters. Only 17 targeted suppliers provided smelter information; responses to the CMRT received from these targeted suppliers identified 270 unique smelters which could be verified to exist (“valid smelters”). In addition, as of April 1, 2015, 155 of the valid smelters could be verified as certified conflict-free smelters using the CFSI’s Compliant Smelter Lists. The remaining respondents did not provide smelter information; further, responding suppliers often provided their responses at a company-wide level, rendering the Company unable to conclude whether 3TG from smelters that may have been identified were actually used in the Company’s in-scope products.

5.3.    Description of country of origin, if known

The Company requested country of origin information, if known, from each targeted supplier, most of which do not source directly from smelters, and also relied upon country of origin information provided by the CFSI, when available. Based on this information, the Company has reason to believe that some targeted suppliers may be sourcing 3TG from Covered Countries; however, the Company was unable to definitively identify the country of origin of the 3TG in its in-scope products due to the nature of targeted suppliers’ responses to the smelter of origin inquiry.

5.4.	Steps taken or to be taken to mitigate the risk that Conflict Minerals in the Company’s products benefit armed groups

The Company will implement enhancements to its conflict minerals program going forward, including:

◦	Continued efforts to include requirements related to conflict minerals in contractual agreements and purchase orders with suppliers;

◦	Continued efforts to train suppliers and to encourage them to adopt their own conflict minerals programs, including conflict-free sourcing; and

◦	Engagement with any suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to explore alternative sources.

5.5.    Description of undeterminable products.

Due to a combination of incomplete and unconfirmed information from certain targeted suppliers, or suppliers that did not respond to the CMRT, the Company has been unable to make a determination as to the source of conflict minerals included in its products.